
"EVERYONE ON THE PLANET SHOULD CONSIDER CRYPTO MINING RIGHT NOW ESPECIALLY IF YOU'RE PASSIONATE ABOUT THE FUTURE OF DIGITAL CURRENCY.
@JPBARIC

JP Baric · 3rd

Disrupting the Energy Industry

Austin, Texas, United States · Contact info

500+ connections

Aurum Capital Ventures

North Carolina State University

Experience

Chief Executive Officer
Aurum Capital Ventures · Full-time
Jun 2018 – Present · 3 yrs 8 mos
Austin, Texas Metropolitan Area

Founder
Miningstore.com
Mar 2016 – Present · 5 yrs 11 mos
Raleigh-Durham, North Carolina Area

JP Baric is the founder and CEO of MiningStore (https://miningstore.com), a well-established technology company that manufactures and hosts professional-quality cryptocurrency miners. JP became interested in cryptocurrency as a freshman in high school and by his junior year was mining on a large-scale. In 2015 he launched MiningStore and quickly bui ...see more

Founder
SteamPool
Dec 2015 – Dec 2016 · 1 yr 1 mo
Raleigh-Durham, North Carolina Area

Frontend developer at SteamPool where our mission is to help connect users with the world of cryptocurrency mining by providing them with the resources to contribute to the future of payments.

Software Development Intern
Dude Solutions
Sep 2015 – May 2016 · 9 mos

Worked with AngularJS in an agile build space 10 hours a week. Worked on bug fixes and features for the Dude.

Education

North Carolina State University
Computer Science
2016 – 2018

Wake Young Men's Leadership Academy
2012 – 2016